December 8, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	EFCAR, LLC
Amendment No. 2 to Registration Statement on Form SF-3
Filed December, 2 2016
File No. 333-213381 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of EFCAR, LLC (the “Registrant”) and in response to the oral comment received by our outside counsel on December 6, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission, we submit Amendment No. 3 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 3”), marked to show changes from Amendment No. 2 to the Registration Statement on Form SF-3 filed on December 2, 2016.

The paragraph below sets forth the Staff’s comment in italicized text followed by the Registrant’s response. Page references in the Registrant’s response are references to the page numbers in the printed version of the exhibits to Amendment No. 3, copies of which are being provided to you, via courier.

Prospectus

We note that the tables on page 68 and page 78 in the form of Prospectus detailing proprietary credit score distribution. Please let us know if the information displayed in these tables is intended to portray a side-by-side comparison of proprietary credit scores (or ranges of proprietary credit scores) to credit bureau scores (or ranges of credit bureau scores). In this regard, we note your disclosure that the key factors of the proprietary credit score include more than just scores from the credit bureau and that the scale of the proprietary credit score is not comparable to a credit bureau score. If you do not intend to show a side-by-side comparison between the proprietary credit scores and the credit bureau scores, please revise these tables so it is clear there is no correlation between the two different types of credit scores.

The information displayed in the tables on page 68 and page 78 in the form of Prospectus is not intended to portray a side-by-side comparison of proprietary credit scores (or ranges of proprietary credit scores) to credit bureau scores (or ranges of credit bureau scores). We have revised the disclosure on page 68 and page 78 to include two separate tables; one for the proprietary credit score distribution and one for the credit bureau score distribution.

Katherine Hsu

December 8, 2016

Sincerely,

/s/ Jason Grubb

Jason Grubb
Chief Executive Officer

cc:	Walter Evans, Esq.

John P. Keiserman, Esq.